

August 4, 2011

Via Facsimile
John S. Tumis
Chief Financial Officer
Trans Energy, Inc.
210 Second Street, P.O. Box 393
St. Mary's, West Virginia 26170

> **Re:** **Trans Energy, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed March 31, 2010**
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed April 15, 2011**
> **Response Letter Dated June 24, 2011**
> **File No. 000-23530**

Dear Mr. Tumis:

We have reviewed your response letter and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2009

Note 15 – Supplementary Information on Oil and Gas Producing Activities (Unaudited), page F-25

1.   We note from your responses to comment three in our letter dated May 10, 2011 that "When the Company moves cost from unproven properties to proved properties, the Company only moves cost associated with the leases for the properties drilled and not for potential PUDs that may be there." Based on your response, it does not appear that your accounting policy under the successful efforts method complies with ASC 932-360-35-15. This guidance states, in part, that a "property shall be reclassified from unproved

properties to proved properties when proved reserves are discovered on or otherwise attributed to the property; occasionally, a single property, such as a foreign lease or concession, covers so vast an area that only the portion of the property to which the proved reserves relate – determined on the basis of geological structural features or stratigraphic conditions – shall be reclassified from unproved to proved." Therefore, we believe it is necessary for you to revise your accounting policy to comply with ASC 932-360-35-15 or otherwise explain to us how your accounting as described in your response complies with ASC 932.

Form 10-K for Fiscal Year Ended December 31, 2010

Properties, page 15

2.   We note from your response to comment four in our letter dated May 10, 2011, with regard to our request that you expand your disclosure to explain the increase in your natural gas proved reserves from 6,565,056 natural gas mcf in 2009 to 12,791,644 natural gas mcf in 2010, that the "increase in reserves is from drilling in the Marcellus Shale formation and not in the typical traditional shallow well formations." Based on this response, it remains unclear how you plan to expand your disclosure to provide a discussion of the key reasons for the noted increase and how you plan to include discussion of the technologies used to establish the appropriate level of certainty for material additions to your reserve estimates, as contemplated by Item 1202(a)(6) of Regulation S-K. Please provide us with your proposed expanded disclosure in response to this comment.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 19

Liquidity and Capital Resources, page 21

3.   Your response to comment eight in our letter dated May 10, 2011 does not appear to sufficiently address your long-term liquidity. Please further revise your disclosure to address your plans for long-term liquidity. In addition, please revise your disclosure to fully discuss the quantitative and qualitative impacts of your plan to farm-out your drilling obligations in 2011. This discussion should focus on not only the current year impact of the farm-out but also on how that farm-out will impact your rights and obligations with respect to the underlying properties in the future and any related impacts on your future results of operations and liquidity.

Closing Comments

You may contact Jennifer O'Brien at (202) 551-3721 or Mark Shannon at (202) 551-3299 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3489 with any other questions.

Sincerely,

/s/ Brad Skinner

Brad Skinner
Senior Assistant Chief Accountant